Exhibit 99.1

DouYu International Holdings Limited Reports Third Quarter 2021 Unaudited Financial Results

WUHAN, China, November 16, 2021 /PRNewswire/ — DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial and Operational Highlights

•	Total net revenues in the third quarter of 2021 were RMB2,348.0 million (US$364.4 million), compared with RMB2,546.5 million in the same period of 2020.

•	Gross profit in the third quarter of 2021 was RMB278.5 million (US$43.2 million), compared with RMB369.4 million in the same period of 2020.

•	Net loss in the third quarter of 2021 was RMB143.5million (US$22.3 million), compared with a net income of RMB59.6 million in the same period of 2020.

•	Adjusted net loss[1] in the third quarter of 2021 was RMB72.7 million (US$11.3 million), compared with an adjusted net income of RMB98.7 million in the same period of 2020.

•	Average mobile MAUs[2] in the third quarter of 2021 increased by 3.9% to 61.9 million from 59.6 million in the same period of 2020.

•	Quarterly average paying user[3] count in the third quarter of 2021 was 7.2million, compared with 7.9 million in the same period of 2020.

Mr. Shaojie Chen, Chief Executive Officer of DouYu, commented, “Our core operating metrics continued to grow steadily in the third quarter of 2021, with our quarterly average mobile MAUs increasing by 3.9% year over year to 61.9 million. Going forward, we plan to continue expanding our game genres and enriching our content offerings. We are committed to building DouYu into an industry-leading game-centric content ecosystem by leveraging our customized marketing strategies, adaptive operating strategies, and our diverse content formats encompassing live streaming, video, texts, graphics, and social community.”

Mr. Hao Cao, Vice President of DouYu, commented, “In the third quarter of 2021, our total revenues were RMB2.35 billion. Our gross profit was RMB279 million, representing a gross margin of 11.9%. During the quarter, we maintained our efforts in optimizing the synergy among various content in live streaming, video, texts, graphics, and social communities. We also made further investment into augmenting our proprietary content production capabilities. Looking ahead, we will keep exploring additional ways to diversify our monetization methods and generate long-term shareholder value.”

[1]

“Adjusted net loss” is calculated as net loss before share-based compensation expenses, and share of loss in equity method investments, gain on disposal of investment or subsidiaries, and impairment loss on investments. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to the number of mobile devices that launched our mobile apps in a given period. Average mobile MAUs for a given period is calculated by dividing (i) the sum of active mobile users for each month of such period, by (ii) the number of months in such period.

[3]

“Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. “Paying user” refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

Third Quarter 2021 Financial Results

Total net revenues in the third quarter of 2021 were RMB2,348.0 million (US$364.4 million), compared with RMB2,546.5 million in the same period of 2020.

Live streaming revenues in the third quarter of 2021 were RMB2,210.5 million (US$343.1 million), compared with RMB2,348.7 million in the same period of 2020. The decrease was primarily due to the higher revenue base in the prior year period as a result of several notable fan engagement events launched in the summer of last year to facilitate paying user conversion. This decline was partially offset by the organic growth in average revenues per paying user which benefited from the Company’s implementation of more effective operational strategies.

Advertising and other revenues in the third quarter of 2021 were RMB137.5 million (US$21.3 million), compared with RMB197.8 million in the same period of 2020. The year-over-year decrease was due to the exploration of new commercialization models by using a portion of advertising traffic that could have been directly monetized.

Cost of revenues in the third quarter of 2021 was RMB2,069.5 million (US$321.2 million), compared with RMB2,177.1 million in the same period of 2020. The decrease in year-over-year comparison was primarily due to the decreases in revenue sharing fees and content costs and bandwidth costs.

Revenue sharing fees and content costs in the third quarter of 2021 decreased by 5.6% to RMB1,839.9 million (US$285.5 million) from RMB1,949.1 million in the same period of 2020. The decrease is in accordance with decreased live streaming revenues. This decrease was partially offset by higher spending on the acquisition of e-Sports tournament broadcasting rights and additional investments in proprietary content production, as the Company continued to invest in high quality gaming content.

Bandwidth costs in the third quarter of 2021 decreased by 3.4% to RMB163.4 million (US$25.4 million) from RMB169.1 million in the same period of 2020. This decrease was mainly due to lower bandwidth costs per unit as a result of improved procurement efficiency, and higher bandwidth efficiency from continuous in-house technology upgrades.

Gross profit in the third quarter of 2021 was RMB278.5 million (US$43.2 million), compared with RMB369.4 million in the same period of 2020. Gross margin in the third quarter of 2021 was 11.9%, compared with 14.5% in the same period of 2020. This decrease was primarily due to the decline in revenues exceeding the decrement of revenue sharing fees and content costs.

Sales and marketing expenses in the third quarter of 2021 increased 36.6% to RMB218.9 million (US$34.0 million) from RMB160.3 million in the same period of 2020. The increase was mainly attributable to the increased promotional channels for user acquisition.

Research and development expenses in the third quarter of 2021 increased 12.4% to RMB123.2 million (US$19.1 million) from RMB109.6 million in the same period of 2020. The increase was primarily attributable to additional investments in technical personnel due to Company’s further overseas expansion and technology infrastructure upgrade to enhance user experience.

General and administrative expenses in the third quarter of 2021 decreased 8.1% to RMB86.5 million (US$13.4 million) from RMB94.2 million in the same period of 2020.

Other operating income, net in the third quarter of 2021 was RMB25.8 million (US$4.0 million), compared with RMB32.5 million in the same period of 2020.

Loss from operations in the third quarter of 2021 was RMB124.3 million (US$19.3 million), compared with a profit from operations of RMB37.9 million in the same period of 2020.

Adjusted loss from operations in the third quarter of 2021, which adds back share-based compensation expenses, was RMB91.0 million (US$14.1 million), compared with an adjusted operating income of RMB71.2 million in the same period of 2020.

Income tax expenses in the third quarter of 2021 and 2020 were nil due to the Company’s cumulative net losses and the resulting tax loss carry forward.

Net loss in the third quarter of 2021 was RMB143.5 million (US$22.3 million), compared with a net income of RMB59.6million in the same period of 2020.

Adjusted net loss in the third quarter of 2021, which excludes share-based compensation expenses, share of income in equity method investments, and impairment loss of investments, was RMB72.7 million (US$11.3 million), compared with an adjusted net income of RMB98.7 million in the same period of 2020.

Basic and diluted net loss per ADS4 in the third quarter of 2021 were RMB0.37 (US$0.06) and RMB0.37 (US$0.06) respectively. Adjusted basic and diluted net loss per ADS in the third quarter of 2021 were RMB0.16 (US$0.02) and RMB0.16 (US$0.02) respectively.

Cash and cash equivalents, restricted cash and bank deposits

As of September 30, 2021, the Company had cash and cash equivalents, restricted cash, short-term and long-term bank deposits of RMB7,078 million (US$1,098 million), compared with RMB7,622 million as of December 31, 2020.

[4]	Every ten ADSs represent one ordinary share.

Share Repurchase Program

On August 30, 2021, the Company announced that its board of directors had authorized a share repurchase program under which the Company may repurchase up to US$100 million of its ordinary shares in the form of ADSs during a period of up to 12 months commencing on August 30, 2021. The Company expects to utilize existing funds to make repurchases under this program. As of September 30, 2021, the Company had repurchased an aggregate of US$4.3 million worth of its ADSs under this program.

Conference Call Information

The Company will hold a conference call on Tuesday, Nov 16, 2021, at 6:00 am Eastern Time (or 7:00 pm Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Singapore Toll Free:	800-120-5863
Conference ID:	3475895

The replay will be accessible through November 23, 2021, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Conference ID:	10161928

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.douyu.com/.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. DouYu’s platform brings together a deep pool of top live streamers. By providing a sustainable streamer development system built on advanced technology infrastructure and capabilities, DouYu helps ensure a consistent supply of quality content. Through collaborations with a variety of participants across the eSports value chain, the Company has gained coveted access to a wide variety of premium eSports content, which further attracts viewers and enhances user experience. For more information, please see http://ir.douyu.com/.

Use of Non-GAAP Financial Measures

Adjusted operating income (loss) is calculated as operating income (loss) adjusted for share-based compensation expenses. Adjusted net income (loss) is calculated as net income (loss) adjusted for share-based compensation expenses, share of income (loss) in equity method investments, gain on disposal of investment or subsidiaries and impairment loss on investments. Adjusted net income (loss) attributable to DouYu is calculated as net income (loss) attributable to DouYu adjusted for share-based compensation expenses, share of income (loss) in equity method investments, gain on disposal of investment or subsidiaries and impairment loss of investments. Adjusted basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the impact of (i) share-based compensation expenses, (ii) share of income (loss) in equity method investments, (iii) gain on disposal of investment or subsidiaries and (iv) impairment loss of investments to understand and evaluate the Company’s core operating performance. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on September 30, 2021, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies; general market conditions, in particular the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company’s business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Robin Yang

ICR, Inc.

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, Inc.

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of September 30
	2020	2021	2021
	RMB	RMB	US$ (1)
ASSETS
Current assets:
Cash and cash equivalents	5,279,902	4,784,212	742,498
Restricted cash	11,875	10,703	1,661
Short-term bank deposits	2,230,229	1,210,000	187,789
Accounts receivable, net	199,744	168,471	26,146
Prepayments	66,257	99,498	15,442
Amounts due from related parties	9,045	29,568	4,589
Other current assets	236,704	373,786	58,011

Total current assets	8,033,756	6,676,238	1,036,136
Property and equipment, net	37,792	28,396	4,407
Intangible assets, net	141,672	107,111	16,623
Long-term bank deposits	100,000	1,072,810	166,498
Investments	500,659	501,667	77,857
Goodwill	12,933	12,854	1,995
Right-of-use assets, net	62,141	83,922	13,024
Other non-current assets	19,004	26,792	4,158

Total non-current assets	874,201	1,833,552	284,562

TOTAL ASSETS	8,907,957	8,509,790	1,320,698

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	986,073	866,235	134,438
Advances from customers	10,911	8,532	1,324
Deferred revenue	242,013	262,661	40,765
Accrued expenses and other current liabilities	384,041	382,606	59,380
Amounts due to related parties	223,525	319,520	49,589
Lease liabilities due within one year	36,281	32,263	5,007

Total current liabilities	1,882,844	1,871,817	290,503
Lease liabilities	16,952	38,526	5,979
Deferred revenue	30,779	21,414	3,323

Total non-current liabilities	47,731	59,940	9,302

TOTAL LIABILITIES	1,930,575	1,931,757	299,805

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of September 30
	2020	2021	2021
	RMB	RMB	US$ (1)
SHAREHOLDERS’ EQUITY
Ordinary shares	23	23	4
Treasury shares	(695,098)	(722,885)	(112,190)
Additional paid-in capital	10,486,398	10,585,276	1,642,809
Accumulated deficit	(2,863,219)	(3,193,661)	(495,650)
Accumulated other comprehensive income (loss)	10,911	(32,172)	(4,993)

Total DouYu Shareholders’ Equity	6,939,015	6,636,581	1,029,980
Noncontrolling interests	38,367	(58,548)	(9,087)

Total Shareholders’ Equity	6,977,382	6,578,033	1,020,893

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,907,957	8,509,790	1,320,698

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended					Nine Months Ended
	Sep 30, 2020	Jun 30, 2021	Sep 30, 2021	Sep 30, 2021	Sep 30, 2020	Sep 30, 2021	Sep 30, 2021
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Net revenues	2,546,489	2,336,771	2,347,955	364,397	7,332,676	6,837,414	1,061,150
Cost of revenues	(2,177,056)	(2,030,223)	(2,069,476)	(321,178)	(5,954,507)	(5,992,198)	(929,975)

Gross profit	369,433	306,548	278,479	43,219	1,378,169	845,216	131,175
Operating income (expenses)(2)
Sales and marketing expenses	(160,251)	(294,953)	(218,859)	(33,966)	(409,665)	(723,688)	(112,315)
General and administrative expenses	(94,187)	(102,624)	(86,521)	(13,428)	(258,237)	(277,219)	(43,024)
Research and development expenses	(109,585)	(123,015)	(123,165)	(19,115)	(297,394)	(357,444)	(55,474)
Other operating income, net	32,538	16,681	25,811	4,006	81,570	66,416	10,308

Total operating expenses	(331,485)	(503,911)	(402,734)	(62,503)	(883,726)	(1,291,935)	(200,505)

Income (loss) from operations	37,948	(197,363)	(124,255)	(19,284)	494,443	(446,719)	(69,330)
Other income (expenses), net	(5,591)	178	(32,921)	(5,109)	(23,991)	(32,615)	(5,062)
Interest income, net	26,982	19,768	18,806	2,919	122,132	59,503	9,235
Gain on disposal of subsidiary	—	—	—	—	23,526	—	—

Income (loss) before income taxes and share of income (loss) in equity method investments	59,339	(177,417)	(138,370)	(21,474)	616,110	(419,831)	(65,157)
Income tax expense	—	—	—	—	—	—	—
Share of income (loss) in equity method investments	264	(4,243)	(5,161)	(801)	17,288	(7,191)	(1,116)

Net income (loss)	59,603	(181,660)	(143,531)	(22,275)	633,398	(427,022)	(66,273)
Less: Net loss attributable to non-controlling interest	(26,257)	(34,651)	(22,115)	(3,432)	(48,956)	(96,580)	(14,989)

Net income (loss) attributable to ordinary shareholders of the Company	85,860	(147,009)	(121,416)	(18,843)	682,354	(330,442)	(51,284)

Net income (loss) per ordinary share
Basic	2.68	(4.52)	(3.71)	(0.58)	21.40	(10.16)	(1.58)
Diluted	2.59	(4.52)	(3.71)	(0.58)	20.69	(10.16)	(1.58)
Net income (loss) per ADS(3)
Basic	0.27	(0.45)	(0.37)	(0.06)	2.14	(1.02)	(0.16)
Diluted	0.26	(0.45)	(0.37)	(0.06)	2.07	(1.02)	(0.16)
Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share
Basic	32,001,509	32,520,221	32,692,871	32,692,871	31,892,915	32,520,952	32,520,952
Diluted	33,089,461	32,520,221	32,692,871	32,692,871	32,976,547	32,520,952	32,520,952
Weighted average number of ADS used in calculating net income (loss) per ADS(3)
Basic	320,015,091	325,202,212	326,928,712	326,928,712	318,929,150	325,209,521	325,209,521
Diluted	330,894,613	325,202,212	326,928,712	326,928,712	329,765,469	325,209,521	325,209,521

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021, in the H.10 statistical release of the Federal Reserve Board.

(2)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Three Months Ended					Nine Months Ended
	Sep 30, 2020	Jun 30, 2021	Sep 30, 2021	Sep 30, 2021	Sep 30, 2020	Sep 30, 2021	Sep 30, 2021
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Research and development expenses	5,515	5,300	5,449	846	16,653	16,217	2,517
Sales and marketing expenses	1,234	1,177	1,214	188	3,556	3,609	560
General and administrative expenses	26,460	25,810	26,610	4,130	88,704	79,052	12,269

(3)	Every ten ADSs represent one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended					Nine Months Ended
	Sep 30, 2020	Jun 30, 2021	Sep 30, 2021	Sep 30, 2021	Sep 30, 2020	Sep 30, 2021	Sep 30, 2021
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Income (loss) from operations	37,948	(197,363)	(124,255)	(19,284)	494,443	(446,719)	(69,330)
Add:
Share-based compensation expenses	33,209	32,287	33,273	5,164	108,913	98,878	15,346

Adjusted income (loss) from operations	71,157	(165,076)	(90,982)	(14,120)	603,356	(347,841)	(53,984)

Net income (loss)	59,603	(181,660)	(143,531)	(22,275)	633,398	(427,022)	(66,273)
Add:
Share-based compensation expenses	33,209	32,287	33,273	5,164	108,913	98,878	15,346
Share of (income) loss in equity method investments	(264)	4,243	5,161	801	(17,288)	7,191	1,116
Gain on disposal of subsidiary	—	—	—	—	(23,526)	—	—
Impairment loss of investment	6,171	—	32,357	5,022	17,017	32,357	5,022

Adjusted net income (loss) (2)	98,719	(145,130)	(72,740)	(11,288)	718,514	(288,596)	(44,790)

Net income (loss) attributable to DouYu	85,860	(147,009)	(121,416)	(18,843)	682,354	(330,442)	(51,284)
Add:
Share-based compensation expenses	33,209	32,287	33,273	5,164	108,913	98,878	15,346
Share of (income) loss in equity method investments	(264)	4,243	5,161	801	(17,288)	7,191	1,116
Gain on disposal of subsidiary	—	—	—	—	(23,526)	—	—
Impairment loss of investment	6,171	—	32,357	5,022	17,017	32,357	5,022

Adjusted net income (loss) attributable to DouYu	124,976	(110,479)	(50,625)	(7,856)	767,470	(192,016)	(29,801)

Adjusted Net income (loss) per ordinary share
Basic	3.91	(3.47)	(1.55)	(0.24)	24.06	(5.90)	(0.92)
Diluted	3.91	(3.47)	(1.55)	(0.24)	24.06	(5.90)	(0.92)
Adjusted net income (loss) per ADS(3)
Basic	0.39	(0.35)	(0.16)	(0.02)	2.41	(0.59)	(0.09)
Diluted	0.39	(0.35)	(0.16)	(0.02)	2.41	(0.59)	(0.09)
Weighted average number of ordinary shares used in calculating Adjusted net income per ordinary share
Basic	32,001,509	32,520,221	32,692,871	32,692,871	31,892,915	32,520,952	32,520,952
Diluted	32,001,509	32,520,221	32,692,871	32,692,871	31,892,915	32,520,952	32,520,952
Weighted average number of ADS used in calculating net income per ADS(2)
Basic	320,015,091	325,202,212	326,928,712	326,928,712	318,929,150	325,209,521	325,209,521
Diluted	320,015,091	325,202,212	326,928,712	326,928,712	318,929,150	325,209,521	325,209,521

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021, in the H.10 statistical release of the Federal Reserve Board.

(2)	The tax impact to the non-GAAP adjustments is zero.
(3)	Every ten ADSs represent one ordinary share.